CONTRIBUTION AGREEMENT

     THIS AGREEMENT, made this 30th day of December, 1987, by and between the CARILLON INVESTMENT TRUST ("Trust"), a business trust organized under the laws of the Commonwealth of Massachusetts and THE UNION CENTRAL LIFE INSURANCE COMPANY ("Investor"), a
Corporation organized under the laws of the State of Ohio.

WITNESSETH:

     WHEREAS, the Trust has registered under the Investment Company Act of 1940 ("Act") as an open-end diversified management investment company with multiple investment series; and WHEREAS, the Trust desires to secure its initial capitalization from Investor as required by Section 14(a) of the Act; and
     WHEREAS, Investor desires to invest in shares of the Trust and desires to facilitate the organization and initial capitalization of the Trust;
     NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and conditions contained herein, the parties hereto agree as follows:

1. Investor hereby agrees to purchase from the Trust, and the Trust hereby agrees to sell to Investor, one million shares of beneficial interest of each of the three investment series of the Trust at net asset value (to be established by such purchase at $10.00 per share), in the total amount of $30,000,000.

2. The Investor hereby agrees that it is purchasing these shares for investment purposes with no present intention of reselling or redeeming said shares. Investor agrees that in no case may it sell or redeem its shares if a result thereof the total capital of any investment series of the Trust would be less than $100,000, so long as the Trust shall continue to offer its shares to the public.

3. The shares so purchased by Investor shall share pro rata in the investment performance of the Trust and shall be subject to the same valuation procedures as are other shares of the Trust.

4. Investor agrees that its interest in the Trust as a result of the purchase referred to in paragraph 1 hereof shall be neither senior nor subordinate to the interests of any other beneficial shareholders and that, in the event of liquidation of the Trust, however, occurring, Investor shall have no preferential rights of any kind over such other beneficial shareholders, but shall share ratably with them.

5. This Agreement may be amended from time to time by the mutual agreement and consent of the parties hereto, provided that such amendment shall not adversely affect the restrictions against resale during the existence of an offering.

6. All questions with respect to the construction of this Agreement and the rights and liabilities of the parties shall be determined in accordance with the laws of the State of Ohio.

     IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed, and attested on this 30th day of December, 1987.

                          CARILLON INVESTMENT TRUST
                          By: /s/ Charles C. Hinckley

                          Charles C. Hinckley, President

Attest: /s/ John F. Labmeier

                     THE UNION CENTRAL LIFE INSURANCE COMPANY
                          By: /s/ Charles C. Hinckley

                          Charles C. Hinckley, President

Attest: /s/ John F. Labmeier